





05006514

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 4 March 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	3

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange –

1. Prospectus update dated 2 March, 2005.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660


BresaGen

ASX Release: 2 March 2005

Prospectus update

We wish to advise that the minimum subscription under the Company's recent Rights Issue was not reached.

Given that the current share price is, and has recently been trading well below the Rights Issue Offer price, the Board has decided that it is in the best interests of Shareholders to return all funds received and not use the 90 day shortfall placement period open to Directors.

To address future funding needs, the Company will access the Convertible Note facility approved by Shareholders on 18 December, 2004. The Board will call a Shareholder Meeting during May, 2005 to seek Shareholder approval to issue more than 15% of the share capital of the Company and deal with related party issues.

Full details of resolutions to be put to shareholders will be provided in the Notice of Meeting and Explanatory Memorandum that will be sent to shareholders shortly.

Bryan Dulhunty
Company Secretary

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767